Exhibit 99.1

Statoil ASA: Ex dividend and ex rights to participate in dividend issue

From 8 August 2017, the American Depository Receipts (ADRs) in Statoil (OSE: STL, NYSE: STO) listed at New York Stock Exchange will be traded ex dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for first quarter 2017.

From 9 August 2017, the shares in Statoil at Oslo Børs (Oslo Stock Exchange) will be traded ex dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for first quarter 2017.

Record date at New York Stock Exchange and Oslo Børs is 10 August 2017.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)